SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                   FORM 11-K




(Mark one)

      [X]   Annual Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934         [Fee Required]

For the fiscal year ended December 27, 1993

                                      or

      [ ]   Transition Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934         [No Fee Required]

For the transition period from ________________ to _________________




Commission File Number 1-5057



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         BOISE CASCADE CORPORATION
                 SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN





B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BOISE CASCADE CORPORATION
                                P.O. Box 50
                           One Jefferson Square
                          Boise, Idaho 83728-0001

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
      Boise Cascade Corporation:


      We have audited the accompanying combined statements of plan equity and net assets available for plan benefits of the Boise Cascade Corporation Savings and Supplemental Retirement Plan as of December 27, 1993, 1992, and 1991, and the related combined statements of changes in plan equity and net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of Boise Cascade Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signifi-cant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Boise Cascade Corporation Savings and Supplemental Retirement Plan as of December 27, 1993, 1992, and 1991, and the combined changes in plan equity and net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II, III, IV, and V are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and/or the Securities and Exchange Commission rules and regulations under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





Boise, Idaho
June 14, 1994                                   ARTHUR ANDERSEN & CO.

BOISE CASCADE CORPORATION

SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

COMBINED STATEMENTS OF PLAN EQUITY AND NET
  ASSETS AVAILABLE FOR PLAN BENEFITS (Note 3)


                                                       December 27

                                           1993          1992          1991
Assets
  Investments, at current
    value (Note 1)                     $772,829,498  $738,688,783  $728,198,921
  Cash (Note 1)                           2,053,536       102,821        36,786
  Short-term securities at cost,
    which approximates market               153,070       458,684       670,000
  Company contributions receivable       14,253,301    14,304,554    11,688,763
  Interest and dividends receivable      10,985,610    10,754,567    11,366,418
  Due from participants                         760         6,970          -
  Due from other of the Plan's funds         31,149           260        28,095
  Accounts receivable                          -             -           13,443
  Other                                        -              713         1,982
                                       ____________  ____________  ____________
                                        800,306,924   764,317,352   752,004,408
                                       ____________  ____________  ____________
Liabilities
  ESOP loan (Notes 1 and 2)             260,839,000   275,058,000   285,678,000
  Interest payable on ESOP
    loan (Note 2)                        10,888,013    11,689,965    12,141,315
  Due to participants                       131,895        28,396         7,533
  Investment management fees due             79,229        60,927        49,593
  Due to other of the Plan's funds           31,149           260        28,095
  Accounts payable                             -             -          351,004
  Due to Company                               -             -           18,055
  Other                                          29          -            1,055
                                       ____________  ____________  ____________
                                        271,969,315   286,837,548   298,274,650
                                       ____________  ____________  ____________
Plan equity and net assets
  available for plan benefits at
  end of the year                      $528,337,609  $477,479,804  $453,729,758

Plan equity consists of the following:
  Participants' equity                 $548,909,675  $494,751,010  $468,716,968
  Equity allocated to participants
    more than ESOP loan
    payments (Note 2)                   (20,572,066)  (17,271,206)  (14,987,210)
                                       ____________  ____________  ____________
                                       $528,337,609  $477,479,804  $453,729,758

The accompanying notes are an integral part of these Financial Statements.

BOISE CASCADE CORPORATION

SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

COMBINED STATEMENTS OF CHANGES IN PLAN EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS (Note 3)

                                                  Year Ended December 27
                                           1993          1992          1991

Plan equity and net assets
  provided by (used for)
  Investment income
    Interest income                    $ 27,464,901  $ 29,453,851  $ 31,241,871
    Dividend income and mutual
      fund distributions                 28,062,642    24,523,074    25,645,944
  Contributions
    Participants' contributions          18,377,895    18,397,315    19,359,039
    Company contributions                15,546,089    15,096,162    12,692,035
    Forfeitures (Note 1)                       (521)       (3,503)      (53,512)
  Appreciation (depreciation) of
    investments, net (Note 1)             5,944,162       602,395    (4,237,626)
  Interest expense on ESOP loan (Note 2)(22,010,029)  (23,379,930)  (24,282,630)
  Amounts transferred from other
    plans (Note 1)                        1,376,571       411,362       335,441
  Payments to participants (Note 1)     (23,903,905)  (41,350,680)  (21,900,534)
                                       ____________  ____________  ____________

Increase in plan equity
   and net assets                        50,857,805    23,750,046    38,800,028
Plan equity and net assets available
  for plan benefits at
  Beginning of the year                 477,479,804   453,729,758   414,929,730
                                       ____________  ____________  ____________
  End of the year                      $528,337,609  $477,479,804  $453,729,758

The accompanying notes are an integral part of these Financial Statements.

                         BOISE CASCADE CORPORATION

                 SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PLAN DESCRIPTION. The Boise Cascade Corporation Savings and Supplemental Retirement Plan (the "Plan") is a defined contribution plan and is administered by Boise Cascade Corporation. At December 27, 1993, 6,007 U.S. salaried employees and 2,586 former salaried employees of Boise Cascade Corporation and its U.S. subsidiaries (collectively the "Company") were participating in the Plan.

Participants who are employees of the Company may contribute to the Plan in whole percentages of their compensation for each pay period. Subject to limitations set forth in the Internal Revenue Code (the "Code"), the maximum amount that may be contributed by employees is 16% of their compensation.

The Plan provides that participants may contribute to the Plan in accordance with Section 401(k) of the Code. These participants defer income taxes by reducing their current taxable income for federal and most state income tax purposes by the amount of their contributions. The contributions, including associated net earnings on investments, become subject to taxation at the time the participant withdraws them from the Plan (see Note 4). Participants may also elect to contribute to the Plan without deferring income taxes on amounts contributed. Taxation of net earnings on such contributions is deferred until the earnings are distributed from the Plan. Participants may make pretax and after-tax contributions. Participants' contributions are recorded in either a "Deferred Earnings Account" or a "Current Earnings Account" as appropriate.

The Company also contributes to the Plan pursuant to an Employee Stock Ownership Plan (the "ESOP"). On July 10, 1989, the Plan acquired 6,745,347 shares of Boise Cascade Corporation Series D Convertible Preferred Stock (the "Preferred Stock") for $303,541,000 using proceeds from loans made or guaranteed by the Company (see Note 2). Preferred Stock, or the Company's $2.50 par value common stock (the "Common Stock") into which the Preferred Stock may be converted (together the "Shares"), are allocated to participants' accounts in accordance with the terms of the ESOP. A monthly allocation is made to each eligible participant's individual ESOP account that is equal in value at the time made to 70% of the participant's contribution to the Plan (up to a maximum contribution by the participant of 6% of the participant's compensation). An annual allocation may also be made that is based on the period of time the participant has been employed by the Company. To be eligible for this service allocation, the participant must be an employee of the Company on December 2 of that Plan year. A dividend replacement allocation is made that is equal in value at the time made to the last dividend paid on Shares that had been credited to each participant's individual ESOP account on the record date for the dividend payment.

INVESTMENTS. At December 27, 1993, the Plan had investment funds consisting of: a Fixed Income Fund that invests in contracts with banks, insurance companies, and other organizations that provide a fixed or variable interest rate; a Diversified Common Stock Fund that invests primarily in mutual funds that invest in common stocks or securities that are convertible into common stocks; a Boise Cascade Corporation Common Stock Fund that invests primarily in the Company's Common Stock; a Money Market Fund that invests in various types of money market securities; and an ESOP Fund that invests primarily in Shares of the Company. The Plan also had a Participants' Loan Fund (see
Note 3).

Investments in these funds are made in accordance with guidelines in the Master Trust Agreement for Defined Contribution Plans between State Street Bank and Trust Company, as trustee, and the Company (the "Trust"). Except for contributions to the ESOP that can be made solely by the Company, the trustee invests the participant's accounts among the remaining funds as directed by each participant. The cash on the Combined Statements of Plan Equity and Net Assets Available for Plan Benefits at December 27, 1993, resulted primarily from participants' contributions made to the Plan at year-end. The contributions were subsequently sent to State Street Bank and Trust to be invested in the various funds of the Plan.

The following table sets forth rates of return experienced by each of the Plan's funds for the periods indicated:

                                             Year Ended December 27
                                        1993         1992          1991

Fixed Income Fund (1)
  Blended rate                         7.40%          8.30%        8.91%
  1988 generation                      8.95           8.99         8.98
Diversified Common Stock Fund          9.16          (1.06)       46.53
Boise Cascade Corporation
  Common Stock Fund                   18.14           7.48       (20.66)
Money Market Fund                      2.58           3.16         5.58
Employee Stock Ownership Fund          7.51           7.51         7.51

(1) Commencing in 1989, the Fixed Income Fund of the Plan began partici-pating in a pooled investment fund that invested primarily in investment contracts issued by insurance companies and banks. The return received by that pooled fund varies in response to prevailing market conditions at the time the investments were made. Prior to 1989, investments were made under annual contracts issued by insurance companies that had assured rates of return for the year of contribution and five subsequent years (a generation). The assured minimum rate of return was 8.95% for the 1988 generation.

The Fixed Income Fund is reported at contract value in the accompanying financial statements. The estimated fair value of the fund, based on current interest rates for similar investments with like maturities, is approximately $14.8 million greater than the amount reported.

The detail of the investments of each fund is as follows:

                                       Shares Held                     Current
                                       at the End       Cost of     Value at End
                                      of the Period    Each Item   of the Period
1993
Fixed Income Fund
  Prudential Asset Management
    Company, Inc.                                    $ 74,054,666  $ 74,054,666
  State Street Bank and Trust Company
    (Pooled Investments)                              291,737,766   291,737,766
                                                     ____________  ____________
                                                     $365,792,432  $365,792,432

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                        1,000,320     $ 20,187,697  $ 22,517,200
    Select Fund                          564,057       21,432,514    22,285,882
                                                     ____________  ____________
                                                     $ 41,620,211  $ 44,803,082
Boise Cascade Corporation
  Common Stock Fund                    2,441,557     $ 66,503,648  $ 59,207,757

Money Market Fund
  Eaton Vance Cash Management Fund                   $  2,053,500  $  2,053,500

Employee Stock Ownership Fund
  Suspense Account                     5,032,541     $226,464,333  $226,464,333
  Issued and Allocated Account         1,364,740       61,413,284    61,413,284
                                                     ____________  ____________
                                                     $287,877,617  $287,877,617

Participants' Loan Fund                              $ 13,095,110  $ 13,095,110

1992
Fixed Income Fund
  Prudential Asset Management
    Company, Inc.                                    $127,145,848  $127,145,848
  State Street Bank and Trust Company
    (Pooled Investments)                              219,196,115   219,196,115
                                                     ____________  ____________
                                                     $346,341,963  $346,341,963

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                          730,817     $ 13,523,757  $ 17,802,692
    Select Fund                          456,164       16,636,065    17,813,208
                                                     ____________  ____________
                                                     $ 30,159,822  $ 35,615,900

Boise Cascade Corporation
  Common Stock Fund                    2,398,557     $ 66,252,647  $ 50,969,336

Money Market Fund
  Eaton Vance Cash Management Fund                   $  2,140,143  $  2,140,143

Employee Stock Ownership Fund
  Suspense Account                     5,491,987     $247,139,415  $247,139,415
  Issued and Allocated Account           985,699       44,356,474    44,356,474
                                                     ____________  ____________
                                                     $291,495,889  $291,495,889

Participants' Loan Fund                              $ 12,125,552  $ 12,125,552

                                       Shares Held                     Current
                                       at the End       Cost of     Value at End
                                      of the Period    Each Item   of the Period

1991
Fixed Income Fund
  Prudential Asset Management                        $171,821,461  $171,821,461
    Company, Inc.
  State Street Bank and Trust Company
    (Pooled Investments)                              173,364,958   173,364,958
                                                     ____________  ____________
                                                     $345,186,419  $345,186,419

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                           646,139    $ 10,532,500  $ 16,030,704
    Select Fund                           341,222      11,709,105    15,047,869
                                                     ____________  ____________
                                                     $ 22,241,605  $ 31,078,573
Boise Cascade Corporation
  Common Stock Fund                     1,913,179    $ 56,670,198  $ 38,263,580

Money Market Fund
  Eaton Vance Cash Management Fund                   $  2,366,229  $  2,366,229


Employee Stock Ownership Fund
  Suspense Account                      5,919,426    $266,374,170  $266,374,170
  Issued and Allocated Account            753,070      33,888,161    33,888,161
                                                     ____________  ____________
                                                     $300,262,331  $300,262,331

Participants' Loan Fund                              $ 11,041,789  $ 11,041,789


The following schedule sets forth the number of employee participants making contributions to the Plan's investment funds:

                                       Number of Employee Participants
                                           Making Contributions at
                                                 December 27
Title of Fund                              1993      1992       1991

Fixed Income Fund                         2,187      2,426     3,245
Diversified Common Stock Fund               482        377       304
Boise Cascade Corporation Common
  Stock Fund                                247        289       313
Money Market Fund                            46         48        62
Participants contributing to more
  than one fund                           1,752      1,504     1,603
                                          _____      _____     _____
    Total                                 4,714      4,644     5,527

FORFEITURES.  Contributions that are made by participants are fully vested at the time they are made. Participants' interest in contributions that the Company has made on their behalf become vested at the earlier of the time the participant reaches age 65, or (pursuant to definitions in the Plan) the participant has made contributions to the Plan for 36 months, or has five
years of credited service with the Company.   Vesting also occurs upon the
death of the participant, if termination of employment occurs due to total disability, or if the Company terminates the Plan. Unvested amounts that have been forfeited will generally be restored to the participant's account if reemployment occurs within a five-year period, as defined by the Plan. Forfeited Company contributions, which were credited to the participants' account prior to July 1, 1989, are returned to the Company and applied to reduce ESOP cash contributions. Forfeited Company contributions, which were credited to the participants' account subsequent to July 1, 1989, may be used to satisfy either future matching, service, or dividend replacement allocations to be paid by the Company.

PAYMENTS TO PARTICIPANTS. The Plan pays amounts due to participants who are withdrawing part or all of their interest in the Plan approximately 25 days after the end of the month during which the participant informs the Plan's administrator of his or her intention to make the withdrawal.

APPRECIATION (DEPRECIATION) OF INVESTMENTS. Appreciation (depreciation) of investments in the Diversified Common Stock Fund and the Boise Cascade Corporation Common Stock Fund are recognized based on quoted market prices. The cost of any investments sold or distributed is based on average cost. The table shown below sets forth that portion of the total net appreciation (depreciation) that was realized through sale or distribution in each of these funds during the years ended December 27, 1993, 1992, and 1991:

                                                       Boise
                                                      Cascade
                                      Diversified   Corporation
                                         Common       Common
                                      Stock Fund    Stock Fund     Combined

1993
Current value                         $4,967,386    $4,078,263    $9,045,649
Average cost                           4,190,714     4,624,986     8,815,700
                                      __________    __________    __________
  Net appreciation (depreciation)
    realized                          $  776,672    $ (546,723)   $  229,949

1992
Current value                         $6,138,428    $  659,514    $6,797,942
Average cost                           5,041,629       896,335     5,937,964
                                      __________    __________    __________
  Net appreciation (depreciation)
    realized                          $1,096,799    $ (236,821)   $  859,978

1991
Current value                         $2,869,547    $3,394,106    $6,263,653
Average cost                           2,291,522     3,923,737     6,215,259
                                      __________    __________    __________
  Net appreciation (depreciation)
    realized                          $  578,025    $ (529,631)   $   48,394

The changes in the unrealized portion of the net appreciation (depreciation) of investments during the periods were as follows:

                                                     Boise
                                                    Cascade
                                   Diversified    Corporation
                                     Common         Common
                                   Stock Fund     Stock Fund       Combined

Balance at December 27, 1990      $  1,415,459   $ (6,699,089)   $ (5,283,630)
  Unrealized net appreciation
    (depreciation)                   7,421,509    (11,707,529)     (4,286,020)
                                  ____________   ____________    ____________
Balance at December 27, 1991         8,836,968    (18,406,618)     (9,569,650)
  Unrealized net appreciation
    (depreciation)                  (3,380,890)     3,123,307        (257,583)
                                  ____________   ____________    ____________
Balance at December 27, 1992         5,456,078    (15,283,311)     (9,827,233)
  Unrealized net appreciation
  (depreciation)                    (2,273,207)     7,987,420       5,714,213
                                  ____________   ____________    ____________
Balance at December 27, 1993      $  3,182,871   $ (7,295,891)   $ (4,113,020)

EXPENSES. The Plan provides that all expenses of administration of the Plan may be paid out of the assets of the Plan. Expenses not paid by the Plan will be paid by the Company. In 1993, the Company paid all administration expenses of the Plan, except for brokerage fees and related taxes on security transactions. Investment management fees incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

TRANSFERS FROM OTHER PLANS. During the years ended December 27, 1993, 1992, and 1991, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) benefit plans sponsored by previous employers into the Plan.

2.    EMPLOYEE STOCK OWNERSHIP FUND

The Preferred Stock that the Company sold to the Plan had an issue price of $45 per share, can be converted by the Plan's trustee at any time into Common Stock at a conversion ratio of .80357 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 27, 1993, 1992, and 1991, the Preferred Stock was valued by independent appraisers at $45 per share.

The Preferred Stock, or the Common Stock into which it may be converted, is held by the trustee in a separate "ESOP Suspense Account" and is pledged as collateral for any remaining unpaid portion of the loan drawn by the trustee to fund the ESOP (the "ESOP Loan"). At December 27, 1993, the ESOP Suspense Account held 5,032,541 shares of Preferred Stock including 3,960 shares that had been allocated to participants in accordance with terms of the ESOP. At December 27, 1992 and 1991, 5,491,987 and 5,919,426 shares of Preferred Stock were held in the ESOP Suspense Account of which 60,404 and 140,162 shares had been allocated to participants.

Shares are released from the ESOP Suspense Account as principal and interest payments are made on the ESOP Loan. The number of Shares released from the ESOP Suspense Account in any given year is at least equal to the number of Shares then held in the account multiplied by the ratio of the current prin-cipal and interest payment due on the ESOP Loan for that year divided by the sum of the remaining total principal and interest payments due, including principal and interest due in the current year. Loan payments made on December 28, 1993, 1992, and 1991, resulted in the release of pledged shares that had been allocated to participants at the end of the respective preceding periods.

Shares are allocated to participants through an "Issued and Allocated Account". The allocation is based on contributions made by participants and include additional allocations based on the period of time the participant has been employed by the Company and dividend replacements applicable to Shares held in the participant's individual ESOP account. At December 27, 1993, 1992, and 1991, participants' equity in the Plan, as measured by Preferred Stock allocated to them, exceeded the accumulated payments on the ESOP Loan by $20,572,066, $17,271,206 and $14,987,210.

Principal and interest on the $295,000,000 loan with institutional investors used to fund the ESOP has been guaranteed by the Company. The Company has also guaranteed certain tax indemnities on the ESOP Loan. The interest rate was 8.4235% in 1993 and 8.5% in 1992 and 1991. The lenders may require prepayment of any outstanding balance subject to the occurrence of events that are described in the loan agreement. The ESOP Loan will be paid by the trustee in installments from a combination of cash contributions by the Company and dividends from the Preferred Stock.

3.    LOANS TO PARTICIPANTS

Participants who have made contributions to the Plan pursuant to Code
Section 401(k) may, subject to the terms of the Plan, apply for loans from the Plan secured by such contributions. Such loans do not constitute withdrawals from the Plan. The "Investments, at current value" account in the Combined Statements of Plan Equity and Net Assets Available for Plan Benefits at December 27, 1993, 1992, and 1991, included $13,095,110,
$12,125,552, and $11,041,789 of outstanding loans to Plan participants. The interest rate charged on these loans was 7.5% for 1993, 8% for 1992, and 9% for 1991. Participant loans are reflected in the Combined Statements of Changes in Plan Equity and Net Assets Available for Plan Benefits as follows:


                                              Year Ended December 27
                                         1993         1992         1991
Loans initiated, net of repayments
  and interest                        $   545,192  $ 1,027,729  $ 1,355,502
Interest income                         1,056,467    1,016,815      939,215
Payments to participants                 (632,101)    (960,781)    (325,369)
                                      ___________  ___________  ___________
Increase in participants' loans           969,558    1,083,763    1,969,348
Participants' loans:
  Beginning of the period              12,125,552   11,041,789    9,072,441
                                      ___________  ___________  ___________
  End of the period                   $13,095,110  $12,125,552  $11,041,789

4.    FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on June 30, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
As so qualified, the Company is entitled, for federal income tax purposes, to deduct its contributions to the trust fund up to the maximum amount permitted by the Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Under the Plan, as so qualified, the Company understands that a participant is not subject to federal income tax on his or her share of employer contri-butions, the appreciation thereon, or the appreciation on the participant's contributions until these amounts are paid to the participant.

Schedule I                                       BOISE CASCADE CORPORATION                                EIN 82-01009
                                         SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN                           Item 27(a)
                                      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                     DECEMBER 27, 1993



                                               Description of Investment Including
Name of Issue, Borrower,                          Maturity Date, Rate of Interest,
Lessor, or Similar Party                        Collateral, Par, or Maturity Value             Cost      Current Value

FIXED INCOME FUND
  Prudential Asset Management Company, Inc.      Contract GA-8947, due dates and
                                                 interest rates variable                   $ 74,054,666    $ 74,054,666
  State Street Bank and Trust Company (1)        Pooled Investments                         291,737,766     291,737,766
                                                                                           $365,792,432    $365,792,432

DIVERSIFIED COMMON STOCK FUND
  Twentieth Century Investors, Inc.              Growth Fund, 1,000,320 shares             $ 20,187,697    $ 22,517,200
                                                 Select Fund, 564,057 shares                 21,432,514      22,285,882
                                                                                           $ 41,620,211    $ 44,803,082
  State Street Bank and Trust Company (1)        Short-Term Investment Fund, due dates
                                                 and interest rates variable               $     50,113    $     50,113

BOISE CASCADE CORPORATION COMMON STOCK FUND
  Boise Cascade Corporation (1)                  Boise Cascade Corporation Common Stock,
                                                   2,441,557 shares                        $ 66,503,648    $ 59,207,757

  State Street Bank and Trust Company (1)        Short-Term Investment Fund, due dates
                                                 and interest rates variable               $    102,957    $    102,957

MONEY MARKET FUND
  Eaton Vance Cash Management Fund               Not applicable                            $  2,053,500    $  2,053,500

EMPLOYEE STOCK OWNERSHIP FUND
  Boise Cascade Corporation (1)                  Series D Preferred Stock
                                                   Suspense Account, 5,032,541 shares      $226,464,333    $226,464,333
                                                   Issued and Allocated Account,
                                                     1,364,740 shares                        61,413,284      61,413,284
                                                                                           ____________    ____________
                                                                                           $287,877,617    $287,877,617

PARTICIPANTS' LOAN FUND
  Boise Cascade Corporation (1)                  Loans to plan participants,
                                                   due dates variable,
                                                   7.5% interest rate                      $ 13,095,110    $ 13,095,110

(1) Known party-in-interest.

BOISE CASCADE CORPORATION                                       EIN 82-01009

SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
FIXED INCOME FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                        December 27
                                            1993          1992          1991

Assets
  Investments, at current value        $365,792,432  $346,341,963  $345,186,419
  Cash                                    1,271,379        74,304        33,467
  Due from other of the Plan's funds          3,099           134        25,315
  Due from participants                         189         1,166          -
  Other                                        -              687         1,755
                                       ____________  ____________  ____________
                                        367,067,099   346,418,254   345,246,956
                                       ____________  ____________  ____________

Liabilities
  Due to participants                       131,746        25,749         7,533
  Investment management fees due             79,229        60,927        49,593
  Due to other of the Plan's funds            3,411          -            2,768
  Due to Company                               -             -           17,057
  Other                                        -             -              904
                                       ____________  ____________  ____________
                                            214,386        86,676        77,855
                                       ____________  ____________  ____________
Participants' equity and net assets
  available for plan benefits at
  end of the year                      $366,852,713  $346,331,578  $345,169,101

SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS'
  EQUITY AND NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                  Year Ended December 27
                                            1993          1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                    $ 26,334,908  $ 28,337,899  $ 30,130,048
  Contributions
    Participants' contributions          11,209,769    11,689,875    13,704,177
    Forfeitures                                (269)         (717)      (43,434)
  Transfers between funds                 1,048,581    (7,574,560)     (112,017)
  Amounts transferred from other
    plans                                   591,898       191,200       220,874
  Loans initiated, net of
    repayments and interest                (959,894)   (1,480,665)   (1,297,314)
  Payments to participants              (17,703,858)  (30,000,555)  (18,289,269)
                                       ____________  ____________  ____________

Increase in participants' equity
  and net assets                         20,521,135     1,162,477    24,313,065
Participants' equity and net assets
  available for plan benefits at:
    Beginning of the year               346,331,578   345,169,101   320,856,036
                                       ____________  ____________  ____________
    End of the year                    $366,852,713  $346,331,578  $345,169,101

BOISE CASCADE CORPORATION                                          EIN 82-01009

SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
DIVERSIFIED COMMON STOCK FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                        December 27
                                            1993          1992          1991
Assets
  Investments, at current value        $ 44,803,082  $ 35,615,900  $ 31,078,573
  Cash                                      498,500        11,152           251
  Short-term securities at cost,
    which approximates market                50,113        96,125        52,000
  Due from participants                          91         2,902          -
  Interest receivable                           140           445           123
  Due from other of the Plan's funds          3,466          -            1,453
  Accounts receivable                          -             -               19
  Other                                        -               26           178
                                       ____________  ____________  ____________
                                         45,355,392    35,726,550    31,132,597
                                       ____________  ____________  ____________
Liabilities
  Due to other of the Plan's funds            1,594           260           315
  Due to participants                          -               87          -
  Due to Company                               -             -              546
  Other                                          26          -              102
                                       ____________  ____________  ____________
                                              1,620           347           963
                                       ____________  ____________  ____________
Participants' equity and net assets
  available for plan benefits at
  end of the year                      $ 45,353,772  $ 35,726,203  $ 31,131,634

SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS'
  EQUITY AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                 Year Ended December 27
                                            1993          1992          1991

Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                    $      3,002  $      3,315  $      2,790
    Dividend income and mutual
      fund distributions                  4,922,700     1,899,741     1,099,979
  Contributions
    Participants' contributions           4,087,707     3,689,445     2,466,794
    Forfeitures                                 (82)         (169)       (4,932)
  Appreciation (depreciation) of
    investments, net                     (1,496,535)   (2,284,091)    7,999,534
  Transfers between funds                 3,416,695     4,543,257     3,145,138
  Amounts transferred from other
    plans                                   688,598        95,794        59,757
  Loans initiated, net of
    repayments and interest                 443,193       251,610       (26,416)
  Payments to participants               (2,437,709)   (3,604,333)   (1,181,189)
                                       ____________  ____________  ____________
Increase in participants' equity
  and net assets                          9,627,569     4,594,569    13,561,455
Participants' equity and net assets
  available for plan benefits at:
    Beginning of the year                35,726,203    31,131,634    17,570,179
                                       ____________  ____________  ____________
    End of the year                    $ 45,353,772  $ 35,726,203  $ 31,131,634

BOISE CASCADE CORPORATION                                          EIN 82-01009

SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
BOISE CASCADE CORPORATION COMMON STOCK FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                        December 27
                                            1993          1992          1991
Assets
  Investments, at current value         $59,207,757   $50,969,336   $38,263,580
  Cash                                      239,819        16,595         2,678
  Short-term securities at cost,
    which approximates market               102,957       362,559       618,000
  Interest and dividends receivable         366,572           640       286,770
  Due from participants                         379         2,902          -
  Due from other of the Plan's funds             60           126         1,327
  Other                                        -             -               49
                                        ___________   ___________   ___________
                                         59,917,544    51,352,158    39,172,404
                                        ___________   ___________   ___________
Liabilities
  Due to other of the Plan's funds           26,138          -           25,012
  Due to participants                           149            52          -
  Accounts payable                             -             -          351,004
  Due to Company                               -             -              361
  Other                                           3          -               37
                                        ___________   ___________   ___________
                                             26,290            52       376,414
                                        ___________   ___________   ___________
Participants' equity and net assets
  available for plan benefits at
  end of the year                       $59,891,254   $51,352,106   $38,795,990

SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS'
  EQUITY AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                 Year Ended December 27
                                            1993          1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                     $    16,107   $    25,305   $    32,647
    Dividend income                       1,839,728       976,065     2,355,059
  Contributions
    Participants' contributions           2,595,886     2,490,337     2,642,760
    Forfeitures                                 (81)       (2,395)       (3,810)
  Appreciation (depreciation) of
    investments, net                      7,440,697     2,886,486   (12,237,160)
  Transfers between funds                (1,970,292)    7,900,349    (1,287,522)
  Amounts transferred from other
    plans                                    87,683        97,743        30,201
  Loans initiated, net of
    repayments and interest                  40,799       262,517        11,507
  Payments to participants               (1,511,379)   (2,080,291)   (1,088,235)
                                        ___________   ___________   ___________
Increase (decrease) in participants'
  equity and net assets                   8,539,148    12,556,116    (9,544,553)
Participants' equity and net assets
  available for plan benefits at:
    Beginning of the year                51,352,106    38,795,990    48,340,543
                                        ___________   ___________   ___________
    End of the year                     $59,891,254   $51,352,106   $38,795,990

BOISE CASCADE CORPORATION                                        EIN 82-01009

SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
MONEY MARKET FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                        December 27

                                             1993          1992          1991
Assets
  Investments, at current value          $2,053,500    $2,140,143    $2,366,229
  Cash                                       43,838           770            12
  Interest receivable                         3,410         4,571         7,352
  Due from other of the Plan's funds         24,524          -             -
  Due from participants                         101          -             -
  Accounts receivable                          -             -           13,424
                                         __________    __________    __________
                                          2,125,373     2,145,484     2,387,017
                                         __________    __________    __________
Liabilities
  Due to other of the Plan's funds                6          -             -
  Due to participants                          -            2,508          -
  Due to Company                               -             -               91
  Other                                        -             -               12
                                         __________    __________    __________
                                                  6         2,508           103
                                         __________    __________    __________
Participants' equity and net assets
  available for plan benefits at
  end of the year                        $2,125,367    $2,142,976    $2,386,914

SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS'
  EQUITY AND NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                 Year Ended December 27
                                            1993          1992          1991

Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                      $   54,417    $   70,517    $  117,484
  Contributions
    Participants' contributions             484,533       527,658       545,308
    Forfeitures                                 (89)         (222)       (1,336)
  Transfers between funds                  (281,411)     (309,279)      (87,333)
  Amounts transferred from other
    plans                                     8,392        26,625        24,609
  Loans initiated, net of repayments
    and interest                            (69,290)      (61,191)      (43,279)
  Payments to participants                 (214,161)     (498,046)     (113,015)
                                         __________    __________    __________

Increase (decrease) in participants'
  equity and net assets                     (17,609)     (243,938)      442,438
Participants' equity and net assets
  available for plan benefits at:
    Beginning of the year                 2,142,976     2,386,914     1,944,476
                                         __________    __________    __________
    End of the year                      $2,125,367    $2,142,976    $2,386,914

BOISE CASCADE CORPORATION                                           EIN 82-01009

SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
EMPLOYEE STOCK OWNERSHIP FUND

SCHEDULE II -- STATEMENTS OF PLAN EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS




                                                       December 27
                                           1993          1992          1991
Assets
  Investments, at current value        $287,877,617  $291,495,889  $300,262,331
  Cash                                         -             -              378
  Company contributions receivable       14,253,301    14,304,554    11,688,763
  Dividends receivable                   10,615,488    10,748,911    11,072,173
                                       ____________  ____________  ____________
                                        312,746,406   316,549,354   323,023,645
                                       ____________  ____________  ____________
Liabilities
  ESOP loan                             260,839,000   275,058,000   285,678,000
  Interest payable on ESOP loan          10,888,013    11,689,965    12,141,315
                                       ____________  ____________  ____________
                                        271,727,013   286,747,965   297,819,315
                                       ____________  ____________  ____________
Plan equity and net assets available
  for plan benefits at end of the year $ 41,019,393  $ 29,801,389  $ 25,204,330

Plan equity consists of the following:
  Participants' equity                 $ 61,591,459  $ 47,072,595  $ 40,191,540
  Equity allocated to participants
    more than ESOP loan payments        (20,572,066)  (17,271,206)  (14,987,210)
                                       ____________  ____________  ____________
                                       $ 41,019,393  $ 29,801,389  $ 25,204,330


SCHEDULE III -- STATEMENTS OF CHANGES IN PLAN
  EQUITY AND NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                Year Ended December 27
                                           1993          1992          1991

Plan equity and net assets
  provided by (used for)
  Investment income
    Dividend income                    $ 21,300,214  $ 21,647,268  $ 22,190,906
    Interest income                            -             -           19,687
  Company contributions                  15,546,089    15,096,162    12,692,035
  Interest expense on ESOP loan         (22,010,029)  (23,379,930)  (24,282,630)
  Transfers between funds                (2,213,573)   (4,559,767)   (1,658,266)
  Payments to participants               (1,404,697)   (4,206,674)     (903,457)
                                       ____________  ____________  ____________

Increase in plan equity
  and net assets                         11,218,004     4,597,059     8,058,275
Plan equity and net assets available
  for plan benefits at:
  Beginning of the year                  29,801,389    25,204,330    17,146,055
                                       ____________  ____________  ____________
  End of the year                      $ 41,019,393  $ 29,801,389  $ 25,204,330

Schedule IV                                                                                                           EIN-82-01009
                                                                                                                      Item 27(d)
                                                               BOISE CASCADE CORPORATION
                                                       SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                                                          SCHEDULE OF REPORTABLE TRANSACTIONS
                                                         FOR THE YEAR ENDED DECEMBER 27, 1993


                         Description of                              Total            Expense                  Current
                         Asset (Include                    Total    Dollar           Incurred                 Value of
                      Interest Rate and      Number       Dollar     Value               with                 Asset on
   Identity of              Maturity in   of Trans-     Value of  of Sales    Lease    Trans-     Cost of  Transaction    Net Gain
Party Involved            Case of Loan)     actions    Purchases     Price   Rental    action       Asset         Date   or (Loss)

No reportable
  transactions.


BOISE CASCADE CORPORATION                                        EIN 82-01009
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
SUPPLEMENTAL SCHEDULE

                         SCHEDULE OF THE PLAN'S ACTIVITY IN
                       THE STATE STREET BANK AND TRUST COMPANY
                                (POOLED INVESTMENTS)

                                                           Year Ended
                                                        December 27, 1993
Plan's proportionate share in the net investments
  of the State Street Bank and Trust Company (Pooled
  Investments) at beginning of the year                   $219,196,115
                                                          ____________

    Investments                                             74,341,567

    Withdrawals                                            (22,092,285)

    Proportionate share of the interest income earned
      on investments                                        20,292,369
                                                          ____________
                                                            72,541,651
                                                          ____________
Plan's proportionate share in the net investments
  of the State Street Bank and Trust Company (Pooled
  Investments) at end of the year                         $291,737,766

The following is a summary of the assets and liabilities of the State Street Bank and Trust Company (Pooled Investments) and the Plan's proportionate share in the net assets available:

                                                        December 27, 1993

Cash and cash equivalents                                 $  9,907,884

Fixed income securities                                    305,106,339

Accrued interest                                             1,655,634
                                                          ____________
                                                          $316,669,857

Plan's proportionate share in net assets available        $291,737,766

Changes in assets and liabilities of the State Street Bank and Trust Company (Pooled Investments) are as follows:
                                                           Year Ended
                                                        December 27, 1993

Balance at beginning of the year                          $236,091,903
                                                          ____________

Amounts purchased by participating plans                    82,947,328

Amounts withdrawn by participating plans                   (24,193,778)
                                                          ____________

  Net amounts purchased by participating plans              58,753,550

Interest income                                             21,824,404
                                                          ____________
Balance at end of the year                                $316,669,857

                                SIGNATURES


   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   BOISE CASCADE CORPORATION
                                   SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN



Date:  June 22, 1994               By /s/ J.M. Gwartney
                                          J.M. Gwartney
                                          Chairman of the
                                          Retirement Committee

                        BOISE CASCADE CORPORATION

                             INDEX TO EXHIBIT
                           Filed with the Report
                           on Form 11-K for the
                       Year Ended December 27, 1993


Reference              Description                         Page Number (1)

Exhibit A              Consent of Independent Public
                       Accountants Dated June 22, 1994           22



(1) This material appears only in the manually signed original of the report on Form 11-K.

                CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incor-poration of our report dated June 14, 1994, included in this Form 11-K for the year ended December 27, 1993, into the Company's previously filed post-effective amendment No. 1 to Form S-8 registration statement (File
No. 33-28595).



                                       ARTHUR ANDERSEN & CO.

Boise, Idaho
June 22, 1994